FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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		Page
Item		Number

1.	Telefónica — Seventh Investor Conference Agenda	2

RAMIRO SÁNCHEZ DE LERÍN GARCIA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., hereby reports the following:
NOTICE
Tomorrow, October 9th, 2009, TELEFÓNICA GROUP will host its Seventh Investor Conference in the city of Madrid. Please find below the Conference Agenda.

9:00	César Alierta
Executive Chairman and CEO of Telefónica

9:40	Santiago Fernández Valbuena
Chief Financial Officer of Telefónica

10:20	Coffee break

10:45	Julio Linares
Chief Operating Officer of Telefónica

11:25	Guillermo Ansaldo
Chairman and ceo of telefonica españa

11:45	MATTHEW KEY
chairman and ceo of telefonica europe

12:05	José María Álvarez-Pallete
chairman and ceo of telefonica latinoamerica

12:25	César Alierta (Closing remarks)
Executive Chairman and CEO of Telefónica

12:30	Joint Q&A session

14:00	End of conference
Live broadcasting of presentations will be available to any interested party at:
http://www.telefonica.com/accionistaseinversores/
Likewise, all the presentations will be previously sent to the Spanish National Securities Market Commission, and will also be available to the shareholders and investors on the Company’s website.
Madrid, October 8th, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 8th, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors